QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

June 30, 2005
Consolidated Financial Statements and
Supplemental Information
For the Three Months and Six Months Ended
June 30, 2005 and 2004
(Unaudited)

The interim Consolidated Financial Statements for the three month and six month periods ended June 30 have not been reviewed by an auditor.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

MANAGEMENT REPORT

        The accompanying unaudited interim consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. ("the Company") are the responsibility of management and have been approved by the Board of Directors. The unaudited interim consolidated financial statements and supplemental information have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements and supplemental information include some amounts and assumptions based on management's best estimates which have been derived with careful judgement.

        In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's unaudited interim consolidated financial statements and recommends their approval by the Board of Directors.

August 11, 2005

PHYLLIS YAFFE Chief Executive Officer	DAVID LAZZARATO Executive Vice President and Chief Financial Officer

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)
(in millions of Canadian dollars)

	June 30, 2005	December 31, 2004	June 30, 2004
			(revised) (note 19)
Assets
Cash and cash equivalents	26.7	55.0	6.2
Accounts receivable	333.5	372.2	405.6
Investment in film and television programs (note 3):
Broadcasting	187.4	185.2	194.7
Motion Picture Distribution	178.8	186.8	189.5
Entertainment	224.7	195.3	174.2
Development costs	0.7	1.2	1.9
Property and equipment	40.8	43.7	48.0
Investments	18.0	16.4	18.6
Future income taxes	108.4	128.4	93.1
Other assets	20.0	23.9	30.1
Loans receivable from tax shelters (note 2)	100.8	90.9	90.2
Broadcast licences	108.7	108.7	109.3
Goodwill	204.2	212.6	219.1

	1,552.7	1,620.3	1,580.5

Liabilities
Revolving credit facilities (note 4)	22.0	—	71.0
Accounts payable and accrued liabilities	440.6	528.1	519.1
Income taxes payable	46.0	57.2	38.4
Liabilities related to discontinued operations (note10)	—	—	1.1
Deferred revenue	36.5	40.4	23.6
Term loans (note 5)	460.8	483.6	51.4
Tax shelter participation liabilities (note 2)	100.8	90.9	90.2
Senior subordinated notes (note 6)	—	—	400.1
Minority interest	57.9	67.4	62.2

	1,164.6	1,267.6	1,257.1

Shareholders' Equity
Share capital and other (note 7)	732.0	725.7	722.2
Deficit	(338.6)	(372.5)	(401.0)
Cumulative translation adjustments	(5.3)	(0.5)	2.2
	388.1	352.7	323.4

	1,552.7	1,620.3	1,580.5

Commitments and contingencies (note 12)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF EARNINGS

For the periods ended June 30, 2005 and June 30, 2004

(unaudited)
(in millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
		(revised) (note 19)		(revised) (note 19)
Revenue
Broadcasting (note 13)	72.7	62.8	135.2	118.7
Motion Picture Distribution (note 13)	88.4	155.3	188.7	250.7
Entertainment (note 13)	79.0	49.3	180.7	109.2
Corporate and Other	—	0.2	0.3	0.6

	240.1	267.6	504.9	479.2

Direct operating expenses	150.9	194.3	337.4	339.9
Direct profit
Broadcasting	42.1	36.5	74.4	68.4
Motion Picture Distribution (note 13)	19.8	26.4	30.0	47.9
Entertainment (note 13)	27.3	10.1	62.8	22.4
Corporate and Other	—	0.3	0.3	0.6

	89.2	73.3	167.5	139.3

Operating expenses
Selling, general and administrative	41.0	33.3	80.7	63.4
Stock-based compensation	1.1	1.2	1.0	4.0

	42.1	34.5	81.7	67.4

Earnings (loss) before undernoted and discontinued operations
Broadcasting	24.9	21.1	41.0	38.6
Motion Picture Distribution (note 13)	10.3	19.6	8.6	35.9
Entertainment	21.9	4.1	53.1	11.0
Corporate and Other	(10.0)	(6.0)	(16.9)	(13.6)

	47.1	38.8	85.8	71.9

Amortization, including development costs charges	3.0	5.4	6.7	11.9
Interest (note 8)	5.4	16.1	10.9	30.7
Equity losses in affiliates	—	0.1	—	0.1
Minority interest	3.4	9.7	1.7	17.5

Earnings from operations before undernoted and discontinued operations	35.3	7.5	66.5	11.7
Investment gains (note 9)	—	(0.1)	—	(0.4)
Foreign exchange losses	8.1	2.3	9.4	4.9

Earnings before income taxes, and discontinued operations	27.2	5.3	57.1	7.2
Provision for (recovery of) income taxes	16.5	(1.7)	23.2	1.4

Net earnings before discontinued operations	10.7	7.0	33.9	5.8
Discontinued operations, net of tax (note 10)	—	(3.8)	—	(4.6)

Net earnings for the period	10.7	3.2	33.9	1.2

Earnings per Common Share before discontinued operations
Basic (note 11)	$0.25	$0.16	$0.78	$0.13
Diluted (note 11)	$0.24	$0.16	$0.77	$0.13

Earnings per Common Share
Basic (note 11)	$0.25	$0.07	$0.78	$0.03
Diluted (note 11)	$0.24	$0.07	$0.77	$0.03

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

For the periods ended June 30, 2005 and June 30, 2004

(unaudited)
(in millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
		(revised) (note 19)		(revised) (note 19)
Deficit — beginning of period	(349.3)	(404.2)	(372.5)	(402.2)
Net earnings for the period	10.7	3.2	33.9	1.2

Deficit — end of period	(338.6)	(401.0)	(338.6)	(401.0)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

For the periods ended June 30, 2005 and June 30, 2004

(unaudited)
(in millions of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
		(revised) (note 19)		(revised) (note 19)
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings for the period	10.7	3.2	33.9	1.2
Items not affecting cash
Amortization of film and television programs:
Broadcasting	27.0	23.2	52.3	44.3
Motion Picture Distribution	31.5	34.2	60.5	48.6
Entertainment	34.5	24.0	71.9	68.3
Development costs charges	—	1.6	0.6	4.4
Amortization of property and equipment	2.5	3.1	5.1	6.0
Amortization of other assets	1.9	2.0	2.8	4.0
Reduction of Goodwill	—	0.6	—	0.6
Loss on sale of discontinued operations	—	0.7	—	0.7
Investment gains	—	(0.1)	—	(0.4)
Equity losses in affiliates	—	0.1	—	0.1
Minority interest	3.4	9.7	1.7	17.5
Future income taxes	12.0	(6.8)	20.0	(8.3)
Unrealized net foreign exchange losses	7.8	(0.5)	8.6	6.0
Stock-based compensation	1.0	1.1	1.7	4.0
Investment in film and television programs:
Broadcasting	(26.3)	(37.4)	(54.5)	(58.8)
Motion Picture Distribution	(26.9)	(26.7)	(53.1)	(38.7)
Entertainment	(50.4)	(7.7)	(99.5)	(68.8)
Development costs expenditures	(0.1)	(0.3)	(0.1)	(3.1)
Net changes in other non-cash balances related to operations	(82.7)	(112.6)	(60.4)	(106.9)
Discontinued operations	—	2.0	—	2.5

	(54.1)	(86.6)	(8.5)	(76.8)

Investing activities
Loans receivable	—	—	—	0.2
Property and equipment	(0.6)	(0.5)	(2.2)	(1.4)
Long-term investments	(2.2)	(0.1)	(1.6)	(0.1)
Business acquisition (note 15)	—	(35.4)	—	(35.4)
Proceeds from sale of investments in subsidiaries	—	1.7	—	1.9

	(2.8)	(34.3)	(3.8)	(34.8)

Financing activities
Revolving credit facilities, net	22.0	46.0	22.0	46.0
Deferred financing costs	—	(1.0)	—	(1.0)
Repayment of long-term debt	(31.4)	(29.3)	(31.4)	(30.5)
Issue of equity by subsidiary to minority interest	—	15.0	—	15.0
Distributions paid to minority interest	(7.5)	(7.1)	(11.2)	(10.6)
Issue of share capital	0.4	1.7	4.6	4.2
Discontinued operations	—	—	—	(0.7)

	(16.5)	25.3	(16.0)	22.4

Change in cash and cash equivalents	(73.4)	(95.6)	(28.3)	(89.2)

Cash and cash equivalents — beginning of period	100.1	101.8	55.0	95.4

Cash and cash equivalents — end of period	26.7	6.2	26.7	6.2

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005
(unaudited)
(in millions of Canadian dollars)

The Company is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. As described in note 13, the Company's three principal business activities are Broadcasting, Motion Picture Distribution and Entertainment.

1. Significant Accounting Policies

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements as at and for the year ended December 31, 2004, as set out in the December 2004 Corporate Report.

In the opinion of management, these statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flow. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended December 31, 2004, except as discussed in note 2.

Revisions

During the three months ended September 30, 2004, the Company identified certain revisions to its prior quarter's financial statements. The Company under accrued certain costs related to CSI: Crime Scene Investigation in the quarter ended June 30, 2004. Accordingly, the previously reported results of operations and financial position for the Company have been revised for the three months ended June 30, 2004. (See note 19).

Discontinued Operations

The results of discontinued operations have been presented on a one-line basis, net of the provisions for income taxes, in the statements of earnings. Amortization expense, interest, direct operating costs and income taxes have been allocated to discontinued operations. General corporate overheads have not been allocated to discontinued operations. (See note 10).

2. Accounting Changes

During the six months ended June 30, 2005, the Company adopted the following accounting policies:

Variable Interest Entities    Effective January 1, 2005, the Company is required to follow Accounting Guideline 15 ("AcG 15") — Consolidation of Variable Interest Entities ("VIEs"). AcG 15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any should consolidate them. AcG-15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE's activities or is entitled to receive a majority of the VIE's residual returns or both.

Prior to AcG 15, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 1, 2005, the Company implemented AcG 15, retroactively without the restatement of prior periods, and as a result the Company has consolidated entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

Upon implementation of AcG 15, the Company concluded that it was not required to deconsolidate any of the entities previously included in our consolidation. However the Company is the primary beneficiary of the following entities which have not previously been included in our consolidation.

Production financing tax shelters    In 1995 the Company entered into various tax shelter arrangements that provided investors with certain tax benefits and also provided financing for the Company's production activities. Under these arrangements the Company sold the rights, title and interest to certain film and television programs to limited partnerships that would in turn grant the Company the exclusive rights to distribute the production for an extended period. The Company has provided loans to either directly or indirectly finance the equity of these partnerships. These loans bear interest at rates ranging from 6% to 10.9% and mature between 2010 and 2011. Additionally, the Company has agreed to repurchase the rights sold to the partnerships. As a result, the proceeds received from the sale of the film and television programs have been classified as an obligation on the balance sheet to satisfy these future obligations which are payable between 2010 and 2011. The obligation to make these future payments equals the amounts the Company has recorded in respect of the loans provided to finance the partnerships' equity and are essentially secured by these financing loans. The Company has historically reported these amounts on a net basis. However, as a result our AcG 15 review, the Company has determined that the assets and obligations should be reclassified and reported on a gross basis. Accordingly, the Company has increased reported assets (loans receivable from tax shelters) and liabilities (tax shelter participation liabilities) by $90.9 at December 31, 2004 and by $90.2 at June 30, 2004. Under the terms of the arrangements among the parties, the loans receivable from the investors are to be settled with the proceeds received from the partnerships and accordingly the arrangements are not expected to have any impact on the Company's cash flows.

The Company has determined that the limited partnerships qualify as variable interest entities for the purposes of AcG 15 and has concluded that the Company is the primary beneficiary of these partnerships. As required by AcG 15, the Company has consolidated 18 limited partnerships into our financial statements. These partnerships hold only the rights, title and interest to film properties and do not have active operations.

Production arrangement    Following the extensive review of entertainment's operations in December 2003, entertainment materially reduced the size and scope of its production business. As a result, the Company entered into production arrangements with a third party production company to complete production on a television series. This production company is a VIE as it does not have sufficient equity financing. Under the arrangement, the Company has entered into a distribution deal with the production company and has agreed to give the entity a non-refundable minimum revenue guarantee which the Company is entitled to recover from future distribution revenues. The Company has a variable interest in this entity through its participation in future distribution revenues of the entity; this right exposes the Company to a majority of the expected losses of the entity. As required by AcG 15, the Company has included this third party entity in our consolidated financial statements. The entity's only activity is the production of the Company's television series and at June 30, 2005, production on the series was still in progress and the entity had not recognized any revenues or costs. The Company's maximum exposure to loss under the arrangement is limited to its minimum revenue guarantee payment of $2.4.

Long-Term Incentive Plan    On May 12, 2005, Motion Picture Distribution Limited Partnership ("Distribution LP"), the Company's motion picture distribution subsidiary, created a trust, administered by a third party, to act as trustee for Distribution LP's Long-Term Incentive Plan ("LTIP") (see note 16). On May 13, 2005, Distribution LP funded $4.4 to the trust for exceeding certain 2004 defined distributable cash threshold amounts, subsequent to which the trustee acquired 206,500 units of the Fund on the open market for $2.2. The units are recorded at their carrying value of $2.2 and are held in the trust to be distributed under the terms of the LTIP. The trust is considered a VIE as the total investment at risk is not sufficient to permit the trust to finance its activities without additional support. Distribution LP holds a variable interest in the trust and has determined that it is the primary beneficiary of the trust and, therefore, consolidated the trust. Distribution LP has not guaranteed the value of the units held by the trust should the market value of the Fund's units decrease from the value at which the trust acquired the units. Consolidating the trust resulted in a $3.4 increase in assets, a $3.4 increase in liabilities, and had no impact on the net income of Distribution LP.

Details of the amounts recorded on the consolidated balance sheet at June 30, 2005 in respect of the above adjustments are summarized below and include the impact of the tax shelter limited partnerships, the production company and the LTIP trust.

Impact of the adjustments
Cash	2.2
Investments	2.2
Other assets	(1.0)
Investment in film and television programs	4.8
Loans receivable from tax shelters	100.8

Total assets	109.0

Accounts payable and accrued liabilities	3.4
Term loans	2.8
Deferred revenue	2.0
Tax shelter participation liabilities	100.8

Total liabilities	109.0

The impact of the adjustments from the VIEs described above on the Company's financial statements can be further explained as follows:

The consolidation of the LTIP trust increased the Company's cash and investments by $2.2 and $2.2 respectively, decreased other assets by $1.0 and increased accounts payable and accrued liabilities by $3.4.

The consolidation of the production financing tax shelters increased the Company's loans receivable from tax shelters by $100.8 and resulted in a corresponding increase in tax shelter participation liabilities. These obligations are non-recourse to the Company and its other subsidiaries. The only impact on the consolidated statement of earnings is interest income earned on the loans receivable which was offset by interest expense on the participation liabilities.

The consolidation of the production company increased investment in film by $4.8, term loans by $2.8 and deferred revenue by $2.0. The increase in term loans is in respect of a $4.4 credit facility held by the production company that bears interest at a rate of prime plus 0.75% and is secured by the entity's production asset. The credit facility matures on December 31, 2006 and is non-recourse to the Company and its subsidiaries.

The consolidation of the limited partnerships, the third party production company and the LTIP trust had no material impact on our consolidated net earnings.

The Company also identified the following significant VIEs, however we have determined that we were not primary beneficiary of these entities and are therefore not required to consolidate them.

Interests held in a specialty television channel    In 2000 the Company acquired a 49% equity interest in a corporation operating a specialty television channel. In addition the Company has made loans to the entity. The Company's maximum exposure to loss at June 30, 2005 is limited to the carrying amount of its loans receivable balance of $3.5 as the carrying amount of our investment in the entity was written off in prior periods. The Company is required to fund 49% of the entity's future financing requirements. At June 30, 2005 the entity had assets of $3.0.

Sale leaseback arrangements    Between 1999 and 2004 the Company has entered into various production financing arrangements with 13 United Kingdom limited partnerships whereby all rights, title and interests to certain film and television programs have been sold to the limited partnerships that leased back to the Company the exclusive rights to distribute such programs for periods up to 15 years. As described in the Company's December 31, 2004 Corporate Report, the Company has placed cash on deposit with superior rated banks to fund these future payments. The Company's maximum exposure to loss is limited to the cash on deposit which is $150.6. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

Print & advertising tax shelters    Between 1993 and 2000 a subsidiary of the Company packaged theatrical distribution activities into limited partnerships and earned fees from the sale of these partnerships to investors. These partnerships were appointed by producers to develop and execute marketing campaigns for films. In exchange for these services they received distribution fees which were reinvested in a subsidiary of the Company. That subsidiary has an obligation to repay the partnerships and has placed the cash received on deposit with various international banks that have superior ratings. Additionally, the Company entered into an Interest Support Agreement under which the Company has agreed to pay an amount to the partnerships that is sufficient to allow each of its limited partners to satisfy their interest obligations on outstanding financing loans. The amount of the Company's obligations under the Interest Support Agreement equals the interest income earned on the deposits held by the banks. Management has assessed its interests and obligations in the subsidiary that holds the deposits and has concluded that they are nominal. At June 30, 2005 the subsidiary had received cash from eight limited partnerships and had placed funds on deposit of $247.3. The amounts on deposit earn interest at rates ranging between 6.75% and 9.0% and mature between 2005 and 2011. The Company's maximum exposure to loss under these arrangements is limited to the interest income earned on the deposits. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

Distribution deals    As part of distribution activities principally in the entertainment group, the Company has acquired the distribution rights for certain film and television programs developed and owned by independent production entities which are VIEs as they do not have sufficient equity financing. The Company is entitled to retain a specified percentage of the future distribution revenues for a contractually agreed period of time. In certain instances the Company may provide an initial non-refundable minimum revenue guarantee to the VIE during the production phase which is expected to be recovered through future distribution revenues. These minimum revenue guarantees are reflected in the financial statements of the Company as an investment in film and television asset when they become payable and this amount represents the Company's maximum exposure to loss. The Company has a variable interest in these VIEs through its participation in future distribution revenues of the entity but these rights do not expose the Company to a majority of the expected losses or the expected residual returns of the VIEs. Due to the number of independent production entities involved in these arrangements and also because these entities are under the control of the independent producers, the Company has not been able to establish the aggregate size of these entities.

3. Investment in Film and Television Programs

	Broadcasting	Motion Picture Distribution	Entertainment
June 30, 2005
Theatrical Release
Released, net of accumulated amortization	—	127.9	11.3
Not released	—	16.2	—
Advances on unreleased films	—	18.0	—
Acquired library, net of accumulated amortization	—	7.3	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	9.4	187.7
Acquired library, net of accumulated amortization	—	—	17.0
Programs in progress	—	—	8.7
Broadcasting rights, net of accumulated amortization	187.4	—

	187.4	178.8	224.7

	Broadcasting	Motion Picture Distribution	Entertainment
December 31, 2004
Theatrical Release
Released, net of accumulated amortization	—	137.0	11.0
Not released	—	15.8	—
Advances on unreleased films	—	21.3	—
Acquired library, net of accumulated amortization	—	8.4	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	4.3	161.3
Acquired library, net of accumulated amortization	—	—	19.4
Programs in progress	—	—	3.6
Broadcasting rights, net of accumulated amortization	185.2	—	—

	185.2	186.8	195.3

	Broadcasting	Motion Picture Distribution	Entertainment
June 30, 2004
Theatrical Release
Released, net of accumulated amortization	—	155.5	21.0
Not released	—	9.1	—
Advances on unreleased films	—	12.3	—
Acquired library, net of accumulated amortization		10.3
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	2.3	132.9
Acquired library, net of accumulated amortization	—	—	20.2
Programs in progress	—	—	0.1
Broadcasting rights, net of accumulated amortization	194.7	—	—

	194.7	189.5	174.2

4. Revolving Credit Facilities

	June 30, 2005	December 31, 2004	June 30, 2004
Corporate revolving credit facility — authorized	175.0	175.0	300.0
Corporate revolving credit facility — drawn	—	—	48.6
Corporate revolving credit facility — available	148.0	148.2	231.9
Distribution LP revolving credit facility — authorized	25.0	25.0	25.0
Distribution LP revolving credit facility — drawn	—	—	—
Distribution LP revolving credit facility — available	25.0	25.0	25.0
Distribution LP revolving term credit facility — authorized	50.0	50.0	50.0
Distribution LP revolving term credit facility — drawn	22.0	—	22.4
Distribution LP revolving term credit facility — available	28.0	50.0	27.6

(a)   Corporate revolving credit facility:

On December 20, 2004 the Company completed a refinancing of substantially all of its existing corporate credit facilities.

The corporate revolving credit facility will mature on December 20, 2009. The facility is redeemable in all or in part at the option of the Company under certain conditions.

Advances under the corporate revolving credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points.

Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the corporate revolving credit facility.

The previous corporate senior revolving credit facility provided up to $300.0 in available committed credit bearing interest at rates ranging from the Banker's Acceptance rate and LIBOR plus a margin of 75 to plus 300 basis points, and the Canadian prime rate and the US base rate plus a margin of up to 175 basis points.

As at June 30, 2005, the Company had unused corporate credit facilities aggregating $148.0 (December 31, 2004 — $148.2; June 30, 2004 — $231.9) net of outstanding letters of credit of $27.0 (December 31, 2004 — $26.8; June 30, 2004 — $19.5).

The availability of the corporate revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

(b)   Distribution LP revolving credit facilities:

On October 15, 2003, as part of the creation of Movie Distribution Income Fund ("the Fund"), Motion Picture Distribution L.P. ("Distribution LP") negotiated a revolving credit facility which provided up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 100 to 200 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 200 to 300 basis points. The facility was a 364-day facility that could have been extended for a further 364 days upon request. If the facility was not extended it was deemed converted to a non-revolving credit facility and any outstanding advances would have been converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004. On September 13, 2004, the facility was extended for a further 364 days with a maturity date of October 11, 2005.

In May 2004, Distribution LP amended and restated its credit agreement. As a result, the term loan was modified to transfer $25.0 of the term loan facility to the new revolving term credit facility. Additionally, $25.0 in new credit was authorized, creating a new revolving term credit facility of $50.0. The new facility bears interest at the same interest rates as the initial term loan and matures on October 15, 2006. Distribution LP incurred banking fees of $1.0 as a result of the restructuring of the facilities, which have been deferred and are being amortized.

Substantially all of the assets of Distribution LP and its wholly-owned subsidiaries have been pledged as security for borrowings under the revolving credit facility, revolving term credit facility and non-revolving term facility, discussed in note 5.

As at June 30, 2005, Distribution LP had unused credit facilities aggregating $53.0 (December 31, 2004 — $75.0; June 30, 2004 — $52.6).

The availability of the revolving credit facility and revolving term facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

5. Term Loans

	June 30, 2005	December 31, 2004	June 30, 2004
Term Loan A Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus up to 75 basis points, maturing December 20, 2009 (US$87.3) (December 31, 2004 — US$108.6)	106.9	130.6	—
Term Loan B Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin of 175 basis points, maturing December 20, 2011 (US$244.3) (December 31, 2004 — US$250.0)	298.7	300.5	—
Distribution LP non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 100 to 200 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 200 to 300 basis points, maturing October 15, 2006	50.0	50.0	50.0
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	3.8	1.0	0.9
Obligations under capital lease	1.4	1.5	0.5

	460.8	483.6	51.4

The principal amount of all advances under the US$ denominated Term Loan A and Term Loan B Credit Facilities will be repaid in 19 and 27 consecutive quarterly instalments, respectively, which commenced June 30, 2005.

Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the Term Loan A and B Credit Facilities.

The availability of Term Loan A and B Credit Facilities is subject to the Company maintaining interest and indebtedness coverage ratios.

On April 22, 2005, The Company made prepayments on both the Term Loan A and B Credit Facilities in the amount of US$21.3 and US$5.7, respectively. The voluntary prepayments reduced the outstanding balance on the Term Loan A Credit Facility from US$108.6 to US$87.3, and the Term Loan B Credit Facility from US$250.0 to US$244.3.

$0.4 in deferred financing costs associated with the Term Loan A and B Credit Facilities has been expensed in connection with this prepayment.

The original Distribution LP non-revolving term facility of $75.0 was modified in May 2004, resulting in $25.0 of the non-revolving term facility being transferred to the new revolving term credit facility. (see note 4)

The Distribution LP non-revolving term facility is secured by substantially all of the assets of Distribution LP, including an assignment of Distribution LP's rights in the principal distribution output agreements and a pledge of Distribution LP's equity interests in each of its subsidiaries. Additionally, the obligations of Distribution LP under the credit agreement have been guaranteed by Movie Distribution Holding Trust ("Holding Trust") and each of Distribution LP's direct and indirect wholly-owned subsidiaries. Such guarantees are secured by, in the case of Holding Trust, a pledge of its equity interests in Distribution LP and Motion Picture Distribution Inc. and, in the case of the subsidiaries, a charge over substantially all of their assets, including pledges of all equity interests held by them.

The availability of the Distribution LP non-revolving term facility is subject to Distribution LP maintaining interest and consolidated indebtedness and net worth coverage ratios.

Required principal repayments are as follows:

Current	6.3
2006	66.9
2007	19.6
2008	36.0
2009	46.8
Thereafter	285.2

460.8

6. Senior Subordinated Notes

On December 20, 2004 the Company successfully completed a refinancing of substantially all of its existing credit facilities and repaid its senior subordinated notes.

On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest was payable semi-annually on June 15 and December 15. The notes were redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may have been required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes were subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carried the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

7. Share Capital and Other

	Number of shares		Value of shares
	Class A Voting Shares	Class B Non-Voting Shares	Class A Voting Shares	Class B Non-Voting Shares	Contributed Surplus	Total
Balance, December 31, 2004	2,845,071	40,387,164	39.8	683.0	2.9	725.7
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,842,754)	1,842,754	(25.7)	25.7	—	—
Shares issued from exercise of stock options and other employee programs	3,130	281,294	—	4.6	—	4.6
Stock option expense	—	—	—	—	1.3	1.3
Deferred share units expense	—	—	—	—	0.4	0.4

Balance June 30, 2005	1,005,447	42,511,212	14.1	713.3	4.6	732.0

The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

The weighted average fair value of the stock options granted during the six months ended June 30, 2005 was $12.09 per option. As the provisions of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

On March 18, 2005, the Company completed a re-organization with four individual shareholders to simplify their holdings by converting certain of the Company's Class A Voting Shares held indirectly by them into Class B Non-Voting Shares held directly by three of the shareholders. Consistent with the structure of the previous holding company, two of the individual shareholders will continue to jointly control the Company through a holding company that holds 670,995 Class A Voting Shares of the Company.

The re-organization was the final step in a series of transactions that commenced in December 2003 when two of the individual shareholders, who were former senior officers of the Company, ceased to be employed by the Company. Their departure triggered certain obligations under contractual arrangements between the four individual shareholders, including the obligation to sell or convert certain of their shares in the Company.

Subsequent to this re-organization, the aggregate number of outstanding Class A Voting shares and Class B Non-Voting shares remain unchanged. Prior to the restructuring, there were 2,848,201 Class A Voting Shares and 40,645,308 Class B Non-Voting Shares issued and outstanding. As a result of the restructuring, there are 1,005,447 Class A Voting Shares and 42,488,062 Class B Non-Voting Shares issued and outstanding.

The re-organization was reviewed and approved by the Company's Corporate Governance Committee composed of three independent directors, as well as the Company's Board of Directors. The Company received regulatory approvals for the reorganization from the CRTC, the Ontario Securities Commission, the TSX and the NASDAQ National Market.

The Company estimates that the total costs will be $0.7 in connection with this restructuring.

8. Interest

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Revolving credit facilities	0.6	0.8	1.1	1.6
Term loans	6.4	1.4	12.6	2.7
Senior subordinated notes	—	13.2	—	26.1
Interest income	(2.6)	(0.4)	(4.5)	(0.7)
Interest capitalized during the period	—	(0.2)	—	(1.5)
	4.4	14.8	9.2	28.2
Amortization of deferred financing costs	1.0	1.3	1.7	2.5

	5.4	16.1	10.9	30.7

The weighted average interest rate for the six months ended June 30, 2005 was 4.8% (June 30, 2004 — 11.6%).

9. Investment Gains

During the six months ended June 30, 2004, the following investment gain was recognized:

In November 2003, the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership in exchange for cash consideration, 255,349 Series 1 Limited Partnership Units and the right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieved certain cash flow targets. During the six months ended June 30, 2004, an investment gain of $0.5 was recognized as a result of marking this right to market. During the year ended December 31, 2004 these cash flow targets were met. As a result, at December 31, 2004, the right was converted to a cost investment and is no longer marked to market.

10. Discontinued Operations

As part of the Entertainment restructuring plan in December 2003 (see note 14), a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented.

The Entertainment restructuring plan is complete and the Discontinued Businesses have been disposed of or wound down.

The following tables present selected financial information for the Discontinued Businesses:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Revenue	—	1.2	—	3.9
Direct profit	—	(0.5)	—	0.2
Loss on sale of post-production businesses	—	(1.3)	—	(1.3)
Loss before income taxes	—	(3.8)	—	(4.6)
Net loss from discontinued operations	—	(3.8)	—	(4.6)
Basic and diluted loss per common share	—	$(0.09)	—	$(0.11)

	June 30, 2005	December 31, 2004	June 30, 2004
Total assets	—	—	—
Accounts payable and accrued liabilities	—	—	0.1
Term loans	—	—	1.0

Total liabilities	—	—	1.1

The balance sheets of the Discontinued Businesses have been reported as part of Entertainment — Other in the segmented information presented in note 13.

11. Earnings Per Common Share

The basic weighted average common shares outstanding for the three months ended June 30, 2005 was 43.5 (2004 — 43.0).

The basic weighted average common shares outstanding for the six months ended June 30, 2005 was 43.4 (2004 — 43.0).

The diluted weighted average common shares outstanding for the three and six months ended June 30, 2005 were 44.1 (2004 — 43.1).

12. Commitments and Contingencies

In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $21.8 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

13. Segmented Information

The Company reports its results of operations in seven reportable segments, grouped into three principal business activities representing broadcasting, the motion picture distribution group of segments and the entertainment group of segments. Broadcasting consists of the Company's specialty television channels, which include 'fact and fiction' and 'lifestyle' programming. Motion picture distribution consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the U.K. and Spain with a minority interest held by unit holders of the Movie Distribution Income Fund. The motion picture distribution group of segments is comprised of four reportable segments: Domestic Distribution, Momentum, Aurum and Alliance Atlantis Cinemas ("Cinemas"). Domestic Distribution includes the acquisition and distribution of film and television programs in Canada. Momentum includes the acquisition and distribution of film and television programs in the United Kingdom. Aurum includes the acquisition and distribution of film and television programs in Spain. Cinemas includes the exhibition of motion pictures through a chain of niche-focused movie cinemas in Canada. Entertainment has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. The Entertainment group no longer produces film or television programs, with the exception of the CSI franchise. The Entertainment group focuses its operations upon the acquisition of distribution and other rights to content. Entertainment is comprised of two reportable segments: CSI and Other. CSI represents the Company's interest in the three CSI television series: CSI: Crime Scene Investigation, CSI: Miami, and CSI: NY.

The Company's interest in the three CSI television series as co-producer is accounted for as a 50% jointly controlled production.

The Company is responsible for its share of the production costs for the three CSI series, which is recorded as an increase in the Company's investment in film and television programs, and is amortized in accordance with the individual film forecast method prescribed by SoP 00-2. Other direct operating expenses include distribution expenses (prints and advertising and other direct costs), third party participation costs, including royalties and residuals and the co-producer's share of net profits recognized by the Company arising from the CSI series. Reimbursements of previously incurred production costs are recorded when the contractual conditions for reimbursement are met, the amount is determinable and collection is reasonably assured. The amounts are collected over a period exceeding one year and are recorded at fair value as an increase in accounts receivable and a reduction of investment in film and television programs.

The Company is distributor for territories outside the United States. These sales are recorded as revenue when the relevant revenue recognition criteria are met. The Company benefits from United States exploitation by recording its 50% interest in first window United States network license fees as revenue upon delivery, and its 50% interest in United States after sales (including second window cable sales, weekend syndication, video/DVD, merchandising & licensing), net of distribution fees, expenses and third party participation costs, including royalties and residuals, as revenue when the amounts are reported to the Company by the co-producer. The co-producer holds the distribution rights for United States after sales.

Given the variability of timing in the recognition of revenues, costs, and reimbursements of previously incurred production costs associated with the CSI series, revenue, direct operating expenses and direct operating margin may vary significantly from quarter to quarter.

Corporate and Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business.

During the year ended December 31, 2004, the Company made changes with respect to its reportable segments. The previous segment, Entertainment, is now made up of two reportable segments: CSI and Other. The Company's previous Motion Picture Distribution segment now comprises four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas. Goodwill of $2.0 previously allocated to Motion Picture Distribution is now allocated to Domestic Distribution. Goodwill of $108.7 previously allocated to Entertainment has been allocated $76.3 to CSI and $32.4 to Other. As a result of these changes, comparative financial information has been adjusted.

        Management focuses on and measures the results of operations based on direct profit and earnings before undernoted as presented on the Company's consolidated statements of earnings, provided by each business segment with the exception of the CSI segment. Management focuses on and measures the results of the CSI segment based on direct profit. Direct profit is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the film and television program or specialty television channel generating revenue. In the case of the Company's entertainment and motion picture distribution businesses, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising costs incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs. Earnings before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the film and television program or specialty television channel. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

(a)
Information on the Company's three principal business activities is as follows:

	Broadcasting	Motion Picture Distribution	Entertainment	Corporate and Other	Total
Three months ended June 30, 2005
Goodwill	42.4	55.5	106.3	—	204.2
Total assets	434.9	363.8	692.0	62.0	1,552.7
Additions to property and equipment	0.2	—	—	0.4	0.6
Additions to goodwill	—	—	—	—	—

June 30, 2004
Goodwill	41.8	68.6	108.7	—	219.1
Total assets	440.5	451.4	683.8	4.8	1,580.5
Additions to property and equipment	0.1	—	—	0.4	0.5
Additions to goodwill	—	—	—	—	—

	Broadcasting	Motion Picture Distribution	Entertainment	Corporate and Other	Total
Six months ended June 30, 2005
Goodwill	42.4	55.5	106.3	—	204.2
Total assets	434.9	363.8	692.0	62.0	1,552.7
Additions to property and equipment	0.7	0.2	—	1.3	2.2
Additions to goodwill	—	—	—	—	—

June 30, 2004
Goodwill	41.8	68.6	108.7	—	219.1
Total assets	440.5	451.4	683.8	4.8	1,580.5
Additions to property and equipment	0.3	0.1	0.1	0.9	1.4
Additions to goodwill	—	—	—	—	—

        Revenues, as presented on the consolidated statements of earnings for the three months ended June 30, 2005 are net of intersegment sales of programming of $0.3 (2004 — $3.7) from Motion Picture Distribution — Domestic Distribution to Broadcasting, nil (2004 — $0.7) from Entertainment — Other to Broadcasting, and nil (2004 — $0.6) from Entertainment — CSI to Motion Picture Distribution — Domestic Distribution.

        Revenues, as presented on the consolidated statements of earnings for the six months ended June 30, 2005 are net of intersegment sales of programming of $5.8 (2004 — $7.7) from Motion Picture Distribution — Domestic Distribution to Broadcasting, nil (2004 — $2.5) from Entertainment — Other to Broadcasting, and nil (2004 — $0.6) from Entertainment — CSI to Motion Picture Distribution — Domestic Distribution.

        During the year ended December 31, 2004, the Company sold its post-production businesses. As a result, $0.7 of Entertainment — Other goodwill was recorded against the sale.

(b)
Information on reportable segments of the motion picture distribution group is as follows:

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
Three months ended June 30, 2005
Revenue	62.1	20.6	3.0	2.7	88.4
Direct profit (loss)	16.7	3.7	(0.8)	0.2	19.8
Earnings (loss) before undernoted and discontinued operations	10.6	2.0	(2.3)	—	10.3
Goodwill	2.0	11.9	41.6	—	55.5
Total assets	147.0	93.7	116.8	6.3	363.8
Additions to property and equipment	—	—	—	—	—
Additions to goodwill	—	—	—	—	—
June 30, 2004
Revenue	103.0	27.6	21.2	3.5	155.3
Direct profit	18.9	4.6	2.2	0.7	26.4
Earnings before undernoted and discontinued operations	15.6	1.9	1.6	0.5	19.6
Goodwill	2.0	—	66.6	—	68.6
Total assets	185.5	102.9	154.2	8.8	451.4
Additions to property and equipment	—	—	—	—	—
Additions to goodwill	—	—	—	—	—

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
Six months ended June 30, 2005
Revenue	129.9	41.2	11.8	5.8	188.7
Direct profit (loss)	26.3	3.6	(0.5)	0.6	30.0
Earnings (loss) before undernoted and discontinued operations	11.1	0.7	(3.4)	0.2	8.6
Goodwill	2.0	11.9	41.6	—	55.5
Total assets	147.0	93.7	116.8	6.3	363.8
Additions to property and equipment	0.2	—	—	—	0.2
Additions to goodwill	—	—	—	—	—
June 30, 2004
Revenue	176.8	45.9	21.2	6.8	250.7
Direct profit	36.3	8.2	2.2	1.2	47.9
Earnings before undernoted and discontinued operations	28.0	5.4	1.6	0.9	35.9
Goodwill	2.0	—	66.6	—	68.6
Total assets	185.5	102.9	154.2	8.8	451.4
Additions to property and equipment	0.1	—	—	—	0.1
Additions to goodwill	—	—	—	—	—

        The following table outlines further revenue information on Motion Picture Distribution:

	Theatrical	Video/DVD	Television	Total
Three months ended June 30, 2005
Domestic Distribution	14.0	36.3	11.8	62.1
Momentum Pictures	0.9	16.4	3.3	20.6
Aurum	0.7	1.2	1.1	3.0
Alliance Atlantis Cinemas	2.7	—	—	2.7

	18.3	53.9	16.2	88.4

June 30, 2004
Domestic Distribution	12.6	76.8	13.6	103.0
Momentum Pictures	3.3	20.8	3.5	27.6
Aurum	1.2	20.0	—	21.2
Alliance Atlantis Cinemas	3.5	—	—	3.5
	20.6	117.6	17.1	155.3

	Theatrical	Video/DVD	Television	Total
Six months ended June 30, 2005
Domestic Distribution	24.4	81.5	24.0	129.9
Momentum Pictures	5.9	26.1	9.2	41.2
Aurum	1.6	6.2	4.0	11.8
Alliance Atlantis Cinemas	5.8	—	—	5.8

	37.7	113.8	37.2	188.7

June 30, 2004
Domestic Distribution	37.5	113.1	26.2	176.8
Momentum Pictures	11.6	29.4	4.9	45.9
Aurum	1.2	20.0	—	21.2
Alliance Atlantis Cinemas	6.8	—	—	6.8

	57.1	162.5	31.1	250.7

        Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

(c)
Information on reportable segments of the Entertainment group is as follows:

	CSI	Other	Total
Three months ended June 30, 2005
Revenue	66.2	12.8	79.0
Direct profit	22.8	4.5	27.3

June 30, 2004
Revenue	30.2	19.1	49.3
Direct profit	1.3	8.8	10.1

	CSI	Other	Total
Six months ended June 30, 2005
Revenue	156.1	24.6	180.7
Direct profit	59.2	3.6	62.8

June 30, 2004
Revenue	67.7	41.5	109.2
Direct profit	11.4	11.0	22.4

(d)
Geographical information, based on customer location, is as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Revenue
Canada	148.4	171.2	292.3	323.1
United States	28.6	20.1	64.4	30.1
United Kingdom	26.3	30.0	48.7	51.0
Spain	4.1	21.5	15.4	23.0
Other Foreign	32.7	24.8	84.1	52.0

	240.1	267.6	504.9	479.2

All of the Company's broadcast licences and the majority of the Company's capital assets are in Canada. With the exception of goodwill and other intangibles arising from the acquisition of Aurum in May 2004, all of the Company's goodwill and other intangibles are in Canada.

(e)
A breakdown of the Company's Broadcasting revenue is as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Subscriber	29.9	27.3	59.2	53.9
Advertising	42.1	34.6	74.3	62.6
Other	0.7	0.9	1.7	2.2

	72.7	62.8	135.2	118.7

14. Review of Operations of Entertainment

        In December 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

        The total cost of the Entertainment restructuring plan was $227.6. The restructuring is complete and management does not expect to incur further costs related to the restructuring.

        As at June 30, 2005, $0.9 of employee costs remain unpaid.

15. Business Acquisitions

        During the year ended December 31, 2004, the following business acquisitions occurred:

        (a)   On May 12, 2004 Distribution LP acquired 100% of the issued and outstanding shares of Aurum, a Spanish based company that distributes motion pictures in all media (theatrical, video/DVD and television), for cash consideration of $55.2, which included $1.8 in cash expenses.

        The purchase price was funded through increased borrowing under Distribution LP's credit facility, and issuance of Ordinary LP Units. Distribution LP entered into an amended and restated credit agreement with its lenders to increase the authorized borrowing under its credit facility from $100.0 to $125.0. The Fund completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit. The Fund applied the gross proceeds of the private placement to acquire 1,436,000 Ordinary LP Units of Distribution LP. In order to maintain its 51.0% interest in Distribution LP, the Company acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 from the offering of Ordinary LP Units.

        The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The purchase price has been allocated as follows:

Net assets acquired
Cash	20.5
Accounts receivable	25.2
Investment in film and television programs
Released, net of accumulated amortization	39.1
Not released, Film advances	6.8
Property and equipment	0.5
Goodwill	59.2
Customer relationships	2.9
Future income taxes	3.8
Prepaid expenses and other assets	0.5
Total assets acquired	158.5
Less: liabilities assumed
Accounts payable and accrued liabilities	16.7
Distribution and participation liabilities	52.5
Deferred revenue	6.6
Revolving credit facility	27.5

Net assets acquired	55.2

        The purchase price allocation was prepared based on all relevant information, including consideration of the findings of professional valuators.

        During the quarter ended June 30, 2005, management determined that an over-accrual of participation liabilities in the amount of $2.7 was recorded as at May 12, 2004 as a result of the application of incorrect accrual rates. Management has revised the purchase price allocation to reduce participation liabilities which has resulted in a reduction in goodwill. In addition, an over-accrual of $0.2 of participation liabilities accrued in the period from May 12, 2004 to December 31, 2004 was noted. Accordingly, this was adjusted in the quarter ended June 30, 2005 by reducing accounts payable and accrued liabilities and participation expense by $0.2.

        The Company is pursuing resolution of certain closing matters. On settling these contingencies, any adjustment will result in a change in the purchase price of the acquisition which would result in a change in recorded Goodwill.

        (b)   In June 2004, the Company purchased the remaining 5% minority interest in IFC — The Independent Film Channel Canada for cash and other consideration of $0.6. The acquisition has been accounted for by the purchase method and has resulted in an increase to goodwill of $0.6. As a result of the transaction, IFC — The Independent Film Channel Canada is now wholly owned.

        (c)   During the year ended December 31, 2004, the Company made revisions to certain purchase equations as a result of adjustments to exit and restructuring accruals made on the acquisition of certain subsidiaries. The revisions resulted in a decrease in goodwill of $1.7.

16. Distribution LP Compensation Plans

(a)   Company funded plans:

        The Company has established a Consideration Pool Plan, an Equity Bonus Pool Plan and a Capital Pool Plan for the benefit of certain qualifying employees of Distribution LP. The Company will fund 100% of these compensation plans, not Distribution LP.

        Consideration Pool Plan Under the Consideration Pool Plan, participating Distribution LP employees will be entitled to cash retention payments from a pool of up to $6.0 to be paid over a four-year period, commencing in February 2005 and terminating January 2008. Payments to be made under this Plan will be recognized as compensation expense as earned by the participating employees throughout the term of this plan. For the three months and six months ended June 30, 2005, Distribution LP recognized $0.4 and $2.6, respectively, of compensation expense under the Consideration Pool Plan (2004 — nil).

        Equity Bonus Pool Plan Under the Equity Bonus Pool, participating employees will be entitled to cash awards from a pool of up to $10.0 upon conversion or sale of Subordinated LP Units of Distribution LP owned by the Company. Payments to be made under this plan will be recognized as a compensation expense as earned by the participating employees over the expected life of the plan, which is based on management's estimate of the Conversion Date (as defined in the Limited Partnership Agreement). For the three months and six months ended June 30, 2005, Distribution LP recognized $0.6 and $1.2, respectively, of compensation expense under the Equity Bonus Pool Plan (2004 — nil).

        Capital Pool Plan Under the Capital Pool Plan, participating employees will be granted up to 600,000 options to purchase preferred shares of an indirect subsidiary of the Company at an exercise price of $0.01 per share.

        Provided that Distribution LP meets certain cash distribution targets, the options will vest at the rate of 25% per calendar year on December 31 of each year commencing in 2005. If vesting does not occur on December 31 of any calendar year because the distribution targets were not satisfied, the options that were to have vested will be carried forward and will vest on the date when the missed cash distribution payments are subsequently made. If the missed cash distribution payments are not made prior to the conversion date (as defined in the Limited Partnership Agreement), the options will terminate.

        After an option has been exercised, participants will have the right to exchange the preferred shares received for Subordinated LP Units from the Company's existing holdings (or if the exercise occurs on or after the conversion date, Ordinary LP units) on a one-for-one basis. If this right is exercised, the Company will have the right to substitute the Subordinated LP Units to be delivered with (i) Fund units (ii) cash or (iii) any combination of Subordinated LP Units, Fund units and cash.

        In addition to the options granted to participating employees, on a quarterly basis effective October 1, 2004, the General Partner will pay to each participant, as additional employment income, an amount equal to the quarterly distributions that the Company would be paid on the 600,000 Subordinated LP Units set aside under this Plan ("Employment Distribution Amount"). The Company will have no further rights to receive distributions on the 600,000 Subordinated LP Units governed by this Plan.

        For the three months and six months ended June 30, 2005, Distribution LP recognized $0.9 and $1.4, respectively, of compensation expense under the Capital Pool Plan (2004 — nil).

        As a result of the establishment of the above noted employee compensation plans, the Distribution LP Long Term Incentive Plan was amended in February 2005, effective January 2004.

(b)   Distribution LP funded plans:

        Distribution LP Long Term Incentive Plan ("LTIP")    Effective January 1, 2004, certain key employees and officers of Distribution LP became eligible to participate in the LTIP. Under the LTIP agreement (amended February 2005, effective January 2004), Distribution LP will set aside a pool of funds based upon the amount, if any, by which the Fund's distributable cash per unit for the entire year, exceeds certain defined distributable cash per unit threshold amounts. The pool of funds will be transferred to a Plan Trustee, which will use the entire amount transferred to purchase Fund units on the open market. The Plan Trustee will hold the Fund units until such time as ownership vests to each participant. Units held in trust will vest as to one-third of the units 30 days after the Trustee's of the Fund approve the audited financial statements for the corresponding year and as to one-third on each of the two subsequent anniversaries of that date. LTIP participants will be entitled to receive distributions on all Fund units held for their account prior to the applicable vesting date. Unvested units held by the Trustee for LTIP participants will be forfeited if the participant resigns or is terminated for cause prior to the applicable vesting date, and those Fund units will be sold and the proceeds returned to Distribution LP and excluded from future LTIP calculations.

        At June 30, 2005, the LTIP provided for awards that may be earned based on the amount by which Distribution LP's distributable cash per unit exceeds a target distribution amount of $1.15 per unit per annum. The base distributable cash amount is subject to adjustment at least every three years. The percentage amount of the excess, which forms the LTIP incentive pool, is calculated as follows:

Excess Amount Percentage	Incentive Amount Percentage
Zero to 5%	5% of any excess amount
> 5% to 10%	5% of any excess amount to 5% 10% of an excess amount over 5%
>10% to 20%	5% of any excess amount to 5% 10% of any excess amount over 5% to 10% plus 20% of any excess amount over 10% to 20%
>20%	5% of any excess amount to 5% 10% of any excess amount over 5% to 10% plus 20% of any excess amount over 10% to 20%, plus 30% of any excess amount over 20%

        For the three months and six months ended June 30, 2005, the Distribution LP recognized $(0.1) and $0.4, respectively, of compensation expense under the Distribution LP LTIP (2004 — nil).

17. Seasonality

        Results of operations for any period are dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

        The CSI segment's revenues are generally highest in the first, second, and, particularly, the fourth calendar quarter. Revenues in the first and fourth calendar quarter are driven primarily by deliveries of first window CSI episodes to US and other English language broadcasters. Second calendar quarter revenues are driven by international foreign language first window sales of CSI, which generally lag US and other English language sales. The other revenue streams, including second window revenues, video/DVD and merchandising and licensing, are less seasonal but can have significant variations from period to period.

        For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

18. Subsequent Events

        (a)   On July 28, 2005, The Company made prepayments on both the Term Loan A and B Credit Facilities in the amount of US$22.6 and US$2.4, respectively. The prepayments reduced the outstanding balance on the Term Loan A Credit Facility from US$87.3 to US$64.7, and the Term Loan B Credit Facility from US$244.3 to US$241.9.

        $0.4 in deferred financing costs associated with the Term Loan A and B Credit Facilities will be expensed in connection with this prepayment. The remaining 18 and 26 principal instalments on both Term Loan A and B Credit Facilities, respectively, will be adjusted.

        (b)   In July 2005, the Company converted its 679,498 Series 2-G Limited Partnership units in Cineplex Galaxy Limited Partnership to Units of the Cineplex Galaxy Income Fund. The Company subsequently sold these Units for total proceeds of $10.9, less commissions. The sale resulted in a gain of $0.9.

19. Prior Revision of Comparative Quarter Results

        During the three months ended September 30, 2004 the Company identified certain revisions to its financial statements for the quarter ended June 30, 2004. The Company under accrued certain costs related to CSI: Crime Scene Investigation in the quarter ended June 30, 2004. Accordingly, the previously reported results of operations and financial position for the Company have been revised for the three months ended June 30, 2004. The impact was a charge of $7.2, net of income tax provisions of $4.7, which has been recorded through a restatement of previously reported amounts.

        The previously reported results of operations and financial position for the Company were revised for the three months ended June 30, 2004 as follows:

	For the three months ended June 30, 2004,
	As previously reported	Revision	Restated
Total assets	1,485.6	4.7	1,490.3
Total liabilities	1,155.0	11.9	1,166.9
Cumulative translation adjustments	2.2	—	2.2
Revenue	267.6	—	267.6
Direct profit before discontinued operations	85.2	(11.9)	73.3
Earnings before undernoted and discontinued operations	50.7	(11.9)	38.8
Net earnings before discontinued operations	14.2	(7.2)	7.0
Net earnings	10.4	(7.2)	3.2
Basic and diluted earnings per common share before discontinued operations	$0.33	$(0.17)	$0.16
Basic and diluted earnings per common share	$0.24	$(0.17)	$0.07

20. Comparative Amounts

        Certain amounts presented in the prior period have been reclassified to conform to the presentation adopted in the current year.

SUPPLEMENTAL INFORMATION

For the three month and six month periods ended June 30, 2005 and June 30, 2004

(unaudited)

ALLIANCE ATLANTIS COMMUNICATIONS INC.

SUPPLEMENTAL INFORMATION

For the periods ended June 30, 2005 and June 30, 2004

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Production Deliveries
Motion Pictures (number of films):	—	—	—	1.0
Television hours:
CSI Vegas/Miami/NY	18.0	10.0	40.0	26.0
Drama	—	—	—	8.5
Kids	—	1.0	—	9.5

	18.0	11.0	40.0	44.0

Fact	—	19.0	—	30.0

Broadcasting Paid Subscribers (millions)	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Showcase Television (100%)	6.3	6.2	6.2	6.1
Life Network (100%)	5.7	5.6	5.6	5.9
HGTV Canada (67%)	5.7	5.7	5.6	5.1
History Television (100%)	5.8	5.8	5.7	5.6
The Food Network (51%)	4.5	4.4	4.4	4.3
Series+ (50%)	1.3	1.3	1.3	1.3
Historia (50%)	1.3	1.3	1.3	1.3
Showcase Action (100%)	1.2	1.2	1.1	1.1
Showcase Diva (100%)	1.1	1.1	1.0	1.0
IFC — The Independent Film Channel Canada (100%)	1.1	1.0	1.0	0.9
Discovery Health Channel (65%)	0.8	0.8	0.8	0.8
BBC Canada (50%)	0.9	0.9	0.9	0.8
BBC Kids (50%)	1.0	1.0	0.8	0.7
National Geographic Channel (50%)	0.9	0.9	0.8	0.8

	37.6	37.2	36.5	35.7

QuickLinks

ALLIANCE ATLANTIS COMMUNICATIONS INC. MANAGEMENT REPORT
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED BALANCE SHEETS (unaudited) (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF EARNINGS For the periods ended June 30, 2005 and June 30, 2004 (unaudited) (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF DEFICIT For the periods ended June 30, 2005 and June 30, 2004 (unaudited) (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF CASH FLOW For the periods ended June 30, 2005 and June 30, 2004 (unaudited) (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS June 30, 2005 (unaudited) (in millions of Canadian dollars)
SUPPLEMENTAL INFORMATION